================================================================================




     As filed with the Securities and Exchange Commission on July 11, 1997




                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, C.D.  20549

                    ----------------------------------------

                                   FORM 11-K

                 /X/  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the year ended December 31, 1996

                                       OR

 / /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                               [NO FEE REQUIRED]

                 For the transition period from _____ to _____

                          Commission File No:  1-7615

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               KIRBY 401(K) PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                               Kirby Corporation
                        1775 St. James Place, Suite 200
                           Houston, Texas  77056-3453




================================================================================

                               KIRBY 401(k) PLAN

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                                                           Page
                                                                                                           ----
Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Financial Statements:
    Statement of Net Assets Available for Benefits (Modified Cash Basis)
         December 31, 1996 and 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2
    Statements of Changes in Net Assets Available for Benefits
         (Modified Cash Basis), for the years ended December 31, 1996 and 1995  . . . . . . . . . . .        3
    Notes to Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4-9

Supplemental Schedules:
    Item 27a - Schedule of Assets Held for Investment Purposes (Modified Cash Basis)  . . . . . . . .       10
    Item 27d - Schedule of Reportable Transactions  . . . . . . . . . . . . . . . . . . . . . . . . .       11

Exhibits:
    Signatures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       12
    Consent of Independent Auditors   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13


Schedules, other than those listed above, are omitted because of the conditions under which they are required.

                         [PEAT MARWICK LLP LETTERHEAD]


                          Independent Auditors' Report


Plan Administrator
Kirby 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years ended December 31, 1996 and 1995. These financial statements (modified cash basis) and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, these financial statements (modified cash basis) and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        KPMG PEAT MARWICK LLP



Houston, Texas
July 11, 1997

                               KIRBY 401(k) PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (MODIFIED CASH BASIS)

                           December 31, 1996 and 1995

                                                      1996        1995
                                                      ----        ----
Investments at fair value:
   Cash                                          $   105,260          393
   Common trust fund                               5,281,873    4,887,298
   Mutual funds                                   13,852,858   10,615,929
   Kirby Corporation common stock                    464,955      124,524
   Participant loans                               1,832,432    1,204,119
                                                 -----------   ----------

             Net assets available for benefits   $21,537,378   16,832,263
                                                 ===========   ==========



See accompanying notes to financial statements.

                               KIRBY 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (MODIFIED CASH BASIS)

                 For the years ended December 31, 1996 and 1995


                                                           1996         1995
                                                           ----         ----
Net assets available for benefits, beginning of year   $16,832,263   12,006,888
                                                       -----------   ----------

Additions to net assets attributed to:
   Contributions from employers                          1,149,231    1,182,889
   Contributions from participants                       3,158,631    3,231,273
   Rollover contributions                                  259,161      173,410
   Interest and dividend income                          1,419,891      667,207
   Net unrealized gain in fair value of investments        625,386      292,792
   Net realized gain from disposition of investments       164,243      556,660
                                                       -----------   ----------

            Total additions                              6,776,543    6,104,231
                                                       -----------   ----------

Deductions from net assets attributed to:
   Benefits paid to participants                         2,026,378    1,181,860
   Administration fees                                      45,050       96,996
                                                       -----------   ----------

            Total deductions                             2,071,428    1,278,856
                                                       -----------   ----------

            Net increase                                 4,705,115    4,825,375
                                                       -----------   ----------

Net assets available for benefits, end of year         $21,537,378   16,832,263
                                                       ===========   ==========





See accompanying notes to financial statements.

                               KIRBY 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                             (MODIFIED CASH BASIS)


  (1)    DESCRIPTION OF THE PLAN

         (a) GENERAL

             The Kirby 401(k) Plan (the Plan) is a defined contribution 401(k) plan for the benefit of employees of Kirby Marine Transportation Corporation (the Company), Kirby Corporation (the Parent), and certain subsidiaries. Each employee is eligible to join the Plan as of the first pay period beginning in any quarter following completion of one year of service. Employees covered by collective bargaining agreements, the terms of which do not provide for participation in the Plan, are not eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Further information relating to the Plan's provisions is available in the Summary Plan Description provided to all eligible employees.

         (b) CONTRIBUTIONS

             The Plan provides for basic employee pretax contributions to the Plan of 3% of covered compensation as defined, and for additional employee pretax contributions to the Plan of up to 14% of covered compensation subject to the provisions of the Internal Revenue
             Code.   The Company contributes matching employer contributions
             equal to 100% of basic employee pretax contributions. The Company does not match the additional employee pretax contributions.

         (c) BENEFITS PAYMENTS

             Benefit payments are typically made in a lump-sum distribution to the participant upon termination of employment (or to the beneficiary in the event of death). However, a participant may request a loan for up to 50% of the participant's vested interest up to a maximum of $50,000. Loans are typically repaid over a five-year period and have interest rates ranging from 7% to 10%. Loans outstanding upon termination of a participant are written off as benefits paid to participants. These amounts are taxed to the participant in the year of the participant's termination.

         (d) VESTING

             A participant has an immediate and fully vested nonforfeitable interest in the portion of the account relating to both participant and employer contributions and may, upon resignation from or discharge by the employer, withdraw their entire account balance.

         (e) PLAN AMENDMENTS

             Occasionally amendments have been made to provide more clarity to certain definitions in the Plan Document. The Plan was amended in 1995 to change the fund options available to participants. With the exception of the Loan Fund, all investment funds were sold off, and the proceeds were used to purchase shares in the new investment fund options.
                                                                     (Continued)

                               KIRBY 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                             (MODIFIED CASH BASIS)




         (f) PLAN ADMINISTRATION

             The general administration of the Plan is vested in the Vice President of Human Resources of the Company (the Plan Administrator). The Plan Administrator has broad powers regarding the operation and administration of the Plan and receives no compensation for service to the Plan. All administrative expenses, unless paid by the Company at its discretion, are paid by the Plan.

         (g) PLAN TERMINATION

             Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amounts credited to the accounts of participants shall be distributed to the participants after payment of expenses of distribution and liquidation.

         (h) USE OF ESTIMATES

             The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates. However, in the opinion of Plan management, such differences would be immaterial.

  (2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) BASIS OF PRESENTATION

             The accompanying financial statements have been prepared on the modified cash basis which utilizes the cash basis of accounting while adjusting debt and equity securities to their corresponding market value for financial reporting purposes.

         (b) INVESTMENT VALUATION

             Investments in the common trust fund, mutual funds and Kirby Corporation common stock are stated at fair value as determined by Texas Commerce Bank N.A., the trustee of the Plan, based on quoted market prices. Purchases and sales of investments are recorded on a trade date basis. Net realized gains and losses on disposition of investments are reported on the revalued cost method. Revalued cost is the fair value of the assets at the beginning of the plan year or historical cost if the investment was acquired since the beginning of the year. Any unrealized appreciation or depreciation is recognized currently in the Statement of changes in net assets available for benefits. Participant loans are stated at cost which approximates their fair value.
                                                                     (Continued)

                               KIRBY 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                             (MODIFIED CASH BASIS)




  (3)    INVESTMENTS

         Each participant has the right to direct his contributions and the Company's matching contributions between the investment funds selected by the Plan. The investment funds options are described below:

         Texas Commerce Bank Avesta Money Market Fund - Seeks to provide stability of principal by investing in short- term U.S. Government and Federal Agency securities with an average maturity of less than 90 days.

         Fidelity Advisor Growth & Income Fund - Seeks income and growth by investing in U.S. Treasury issues, corporate bonds, foreign investments, convertible securities, and stocks. The fund allocates assets, or adjusts the mix daily based on market conditions.

         Fidelity Advisor Growth Opportunities Fund- Seeks long-term growth by investing through a core investment in growth, value and cyclical stocks.

         Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S.

         Franklin Balance Sheet Investment Fund- Seeks high total return, of which capital appreciation and income are components. The fund is a non-diversified fund and may invest an unlimited amount of its total assets in the securities of any companies which, in the opinion of the fund's investment manager, represent an opportunity for significant capital appreciation and/or high income. The securities of such companies will include common and preferred stocks, secured and unsecured bonds, and commercial paper or notes.

         Franklin Custodian Funds - U.S. Government Securities Series Fund - Seeks income by investing in U.S. Government securities which include, but are not limited to, U.S. Treasury bonds, notes and bills, Treasury Certificates or Indebtedness and securities issued by instrumentalities of the U.S. government.

         Kirby Corporation Common Stock Fund- Invests in Kirby Corporation common stock.

         Janus Balanced Fund - Seeks long-term growth of capital balanced by current income. The fund will normally invest 40 - 60% of its assets in securities selected primarily for their growth potential and 40 - 60% of its assets in securities selected primarily for their income potential. The fund invests in common and preferred stock, U.S. Treasury issues, corporate bonds, and foreign investments.

                                                                     (Continued)

                               KIRBY 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                             (MODIFIED CASH BASIS)




         The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1996 and 1995 are as follows:

                                                                                        December 31,
                                                                                        ------------
                                                                                    1996           1995
                                                                                    ----           ----
           Texas Commerce Bank Avesta Money
             Market Fund                                                        $ 5,281,873      4,887,691
           Fidelity Advisor Growth & Income Fund                                  1,795,043      2,088,297
           Fidelity Advisor Growth Opportunities Fund                             4,139,220      3,039,274
           Templeton Foreign Fund                                                 1,782,810      1,258,684
           Franklin Balance Sheet Investment Fund                                 3,527,963      2,432,501
           Franklin Custodian Funds - U.S. Government
           Securities Series Fund                                                 2,010,264      1,797,173

                                                                     (Continued)

                               KIRBY 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                             (MODIFIED CASH BASIS)



(3)    INVESTMENTS
       As of December 31, 1996, employees can direct the investment of their contributions and the employer's contributions on their behalf into any or all of eight different investment funds: Fidelity Advisor Growth & Income Fund, Fidelity Advisor Growth Opportunities Fund, Kirby Corporation - Common Stock Fund, Templeton Foreign Fund, Franklin Balance Sheet Investment Fund, Franklin U.S. Government Securities Fund, Texas Commerce Bank Avesta Money Market Fund and Janus Balanced Fund, all of which are managed by the trustee. Changes in net assets available for benefits related to the individual funds for the year ended December 31, 1996 are as follows:


                                                                                                 Fidelity Advisor   Kirby
                                                                                Fidelity Advisor     Growth      Corporation
                                                                                   Growth &       Opportunities     Common
                                                                     Cash         Income Fund         Fund        Stock Fund
                                                                     ----         -----------         ----        ----------
Beginning net plan assets at December 31, 1995                     $     393        2,088,297        3,039,274       124,524
                                                                   ---------        ---------        ---------       -------
Contributions from employers                                              --          154,414          242,149        10,034
Contributions from employees                                              --          443,397          692,374        24,865
Rollover contributions                                                    --           44,484           51,085         2,712
Interest and dividend income                                              --           94,140          234,421            --
Net appreciation (depreciation) in the fair value of investments          --           78,141          316,947        35,753
Net realized gain/(loss) from the disposition of investments              --           28,538           57,190         5,922
                                                                   ---------        ---------        ---------       -------
                  Total additions                                         --          843,114        1,594,166        79,286
                                                                   ---------        ---------        ---------       -------

Less distributions:
   Distributions to participants                                         (20)         186,314          342,438         2,115
   Administration fees                                                   (44)           7,754           12,751           945
                                                                   ---------        ---------        ---------       -------
                  Total distributions                                    (64)         194,068          355,189         3,060
Net increase (decrease) before interfund transfers                        64          649,046        1,238,977        76,226
Interfund transfers                                                  104,803         (942,300)        (139,031)      264,205
                                                                   ---------        ---------        ---------       -------
Net increase after interfund transfers                               104,867         (293,254)       1,099,946       340,431
                                                                   ---------        ---------        ---------       -------
Ending net plan assets at December 31, 1996                        $ 105,260        1,795,043        4,139,220       464,955
                                                                   =========        =========        =========       =======

                                                                                                                    Texas
                                                                                  Franklin         Franklin        Commerce
                                                                   Templeton    Balance Sheet        U.S.            Bank
                                                                    Foreign       Investment      Government      Avesta Money
                                                                      Fund           Fund       Securities Fund   Market Fund
                                                                      ----           ----       ---------------   -----------
Beginning net plan assets at December 31, 1995                     1,258,684       2,432,501        1,797,173        4,887,298
                                                                   ---------       ---------        ---------        ---------
Contributions from employers                                         100,789         199,316          109,625          328,776

Contributions from employees                                         280,373         569,970          306,580          828,607

Rollover contributions                                                27,752          18,485           43,787           70,856

Interest and dividend income                                          99,228         429,665          138,108          249,202

Net appreciation (depreciation) in the fair value of investments     142,719         133,745          (33,271)              --

Net realized gain/(loss) from the disposition of investments          38,278          48,514          (14,233)              --
                                                                   ---------       ---------        ---------        ---------
                  Total additions                                    689,139       1,399,695          550,596        1,477,441
                                                                   ---------       ---------        ---------        ---------
Less distributions:
   Distributions to participants                                     172,683         271,436          153,857          769,358
   Administration fees                                                 5,601          10,760            4,332            2,950
                                                                   ---------       ---------        ---------        ---------
                  Total distributions                                178,284         282,196          158,189          772,308

Net increase (decrease) before interfund transfers                   510,855       1,117,499          392,407          705,133

Interfund transfers                                                   13,271         (22,037)        (179,316)        (310,558)
                                                                   ---------       ---------        ---------        ---------
Net increase after interfund transfers                               524,126       1,095,462          213,091          394,575
                                                                   ---------       ---------        ---------        ---------
Ending net plan assets at December 31, 1996                        1,782,810       3,527,963        2,010,264        5,281,873
                                                                   =========       =========        =========        =========

                                                                      Janus
                                                                     Balanced
                                                                      Fund        Loan Fund         Total
                                                                      ----        ---------         -----
Beginning net plan assets at December 31, 1995                           --        1,204,119       16,832,263
                                                                    -------        ---------       ----------
Contributions from employers                                          4,128               --        1,149,231

Contributions from employees                                         12,465               --        3,158,631

Rollover contributions                                                   --               --          259,161

Interest and dividend income                                         53,643          121,483        1,419,891

Net appreciation (depreciation) in the fair value of investments    (48,648)              --          625,386

Net realized gain/(loss) from the disposition of investments             34               --          164,243
                                                                    -------        ---------       ----------
                  Total additions                                    21,622          121,483        6,776,543
                                                                    -------        ---------       ----------
Less distributions:
   Distributions to participants                                         --          128,197        2,026,378
   Administration fees                                                   --               --           45,050
                                                                    -------        ---------       ----------
                  Total distributions                                    --          128,197        2,071,428

Net increase (decrease) before interfund transfers                   21,622           (6,714)       4,705,115

Interfund transfers                                                 575,936          635,027               --
                                                                    -------        ---------       ----------
Net increase after interfund transfers                              597,558          628,313        4,705,115
                                                                    -------        ---------       ----------
Ending net plan assets at December 31, 1996                         597,558        1,832,432       21,537,378
                                                                    =======        =========       ==========


                               KIRBY 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                             (MODIFIED CASH BASIS)




  (4)    RELATED PARTY TRANSACTIONS
         Certain Plan investments are shares of mutual funds managed by Texas Commerce Bank. Texas Commerce Bank is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

  (5)    FEDERAL INCOME TAXES
         The Plan obtained its latest determination letter on December 30, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

         A participant is not taxed on employer contributions when made; instead, taxation is deferred until the amount credited to the participant's account is distributed or made available to him or, in the event of the participant's death, to a beneficiary or an estate. Amounts distributed or made available to employees or their beneficiaries, in excess of their contributions, are taxable according to the provisions of the Internal Revenue Code.

                                                                     Schedule 1


                                KIRBY 401(k)PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             (MODIFIED CASH BASIS)

                               December 31, 1996


   Identity of issue,
   borrower, lessor or                    Description of                                                 Current
      similar party                           asset                                       Cost            value
      -------------                           -----                                       ----            -----
Common Trust Fund:
   Texas Commerce Bank N.A.     Avesta Money Market Fund                                $ 5,281,873        5,281,873
                                                                                        ===========       ==========

Mutual Funds:
   Fidelity                     Fidelity Advisor Balanced Fund                          $ 1,686,447        1,795,043
   Fidelity                     Fidelity Advisor Growth Opportunities Fund                3,651,964        4,139,220
   Templeton                    Templeton Foreign Fund                                    1,650,444        1,782,810
   Franklin                     Franklin Balance Sheet Investment Fund                    3,318,362        3,527,963
   Franklin                     Franklin Custodian Funds - U.S.
                                  Government Securities Series                            2,023,074        2,010,264
   Janus                        Janus Balanced Fund                                         646,166          597,558
                                                                                        -----------       -----------

        Total mutual funds                                                              $12,976,457       13,852,858
                                                                                        ===========       ==========

Common stock:
   Kirby Corporation            Common stock                                            $   430,624          464,955
                                                                                        ===========       ==========

Participant loans - with interest rates ranging from 7% to 10%
   and having maturities of one to five years                                           $ 1,832,432        1,832,432
                                                                                        ===========       ==========


Texas Commerce Bank N.A. represents a party in interest to the Plan.


See accompanying independent auditors' report.

                                                                     Schedule 2


                               KIRBY 401(k) PLAN

         ITEM 27 (d) - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1996




                                                                            Number of           Purchase          Selling
     Identity of issuer                   Description of assets            transactions           price            price
     ------------------                   ---------------------            ------------           -----            -----
Texas Commerce Bank N.A.        Fidelity Advisor Balanced Fund                 115                998,301
Texas Commerce Bank N.A.        Fidelity Advisor Balanced Fund                 129                               1,398,235

Texas Commerce Bank N.A.        Fidelity Advisor Growth Opportunity Fund       145              1,761,516        1,035,707
Texas Commerce Bank N.A.        Fidelity Advisor Growth Opportunity Fund       140

Texas Commerce Bank N.A.        Franklin Balance Sheet Investment Fund         133              1,762,628
                                Franklin Balance Sheet Investment Fund         126                                 849,427

Texas Commerce Bank N.A.        Franklin US Gov't Securities Fund              113                853,696

Texas Commerce Bank N.A.        Templeton Foreign Fund                         125                910,962

Texas Commerce Bank N.A.        Loan Fund                                       81              1,337,821

Texas Commerce Bank N.A.        Avesta Money Market Funds                      194              2,593,613
Texas Commerce Bank N.A.        Avesta Money Market Funds                      181                               2,199,040

                                                                                             Value of
                                                                               Cost           asset on
                                                                                of          transaction      Net gain
     Identity of issuer                   Description of assets                asset            date          (loss)
     ------------------                   ---------------------                -----            ----          ------
Texas Commerce Bank N.A.        Fidelity Advisor Balanced Fund                  998,301
Texas Commerce Bank N.A.        Fidelity Advisor Balanced Fund                1,338,012        1,338,012       60,223

Texas Commerce Bank N.A.        Fidelity Advisor Growth Opportunity Fund      1,761,516
Texas Commerce Bank N.A.        Fidelity Advisor Growth Opportunity Fund        939,764          939,764       95,943

Texas Commerce Bank N.A.        Franklin Balance Sheet Investment Fund        1,762,728
                                Franklin Balance Sheet Investment Fund          787,048          787,048       62,380

Texas Commerce Bank N.A.        Franklin US Gov't Securities Fund               853,696

Texas Commerce Bank N.A.        Templeton Foreign Fund                          910,962

Texas Commerce Bank N.A.        Loan Fund                                     1,337,821

Texas Commerce Bank N.A.        Avesta Money Market Funds                     2,593,613
Texas Commerce Bank N.A.        Avesta Money Market Funds                     2,199,040        2,199,040           --


Note:  The above transactions represent "reportable transactions" as defined in
       Section 2520.103-6 of ERISA.
       Texas Commerce Bank N.A. represents a party in interest to the Plan.

See accompanying independent auditors' report.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KIRBY CORPORATION
                                           (Registrant)



                                        /s/ G.STEPHEN HOLCOMB
                                        ----------------------------------------
                                        G. Stephen Holcomb
                                        Vice President and Controller
         July 11, 1997

                              Index to Exhibits


                       Consent of Independent Auditors